NAME OF REGISTRANT

Franklin Managed Trust
File No. 811-04894

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From Prospectus Supplement FMT P-1 02/16:

SUPPLEMENT DATED FEBRUARY 1, 2016
TO THE PROSPECTUS DATED FEBRUARY 1, 2016
OF FRANKLIN MANAGED TRUST
(Franklin Rising Dividends Fund)


The prospectus is amended as follows:

I.The first paragraph of the "Fund Summary- Principal Investment
Strategies" section on page 3 is revised as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets in investments of companies that have paid consistently rising dividends. The Fund invests predominantly in equity securities, primarily common stock. Companies that have paid consistently rising dividends include those companies that currently pay dividends on their common stocks and have maintained or increased their dividend rate during the last four consecutive years.


II. The first paragraph of the "Fund Details - Principal Investment Policies and Practices" section on page 9 is revised as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets in investments of companies that have paid consistently rising dividends. Shareholders will be given 60 days' advance notice of any change to this 80% policy. The Fund invests predominantly in equity securities, primarily common stock. Companies that have paid consistently rising dividends include those companies that currently pay dividends on their common stocks and have maintained or increased their dividend rate during the last four consecutive years.